SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *

                             PURE CYCLE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    746228105
                                 (CUSIP Number)

                       JULIA K. O'NEILL, FLEMING & O'NEILL
                  TWO NEWTON PLACE, SUITE 200, NEWTON, MA 02158
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     2/22/96
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746228105

1)  Name of Reporting Person
     S. S. or I. R. S. Identification No. of Above Person

      MICASU Corporation

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b) x

3) SEC Use Only

4) Source of Funds (See Instructions)
      OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      AZ

Number of         (7)   Sole Voting Power
      Shares            4,000,000
      Bene-
      ficially    (8)   Shared Voting Power
      Owned by          0
      Each
      Report-     (9)   Sole Dispositive Power
         ing            4,000,000
      Person
      With        (10)  Shared Dispositive Power
                        0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      4,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      5.1%

14) Type of Reporting Person (See Instructions)
      CO

CUSIP No. 746228105

1)  Name of Reporting Person
     S. S. or I. R. S. Identification No. of Above Person

      MICASU Aluminum LLC

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b) x

3) SEC Use Only

4) Source of Funds (See Instructions)
      OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      AZ

Number of         (7)   Sole Voting Power
      Shares            3,000,000
      Bene-
      ficially    (8)   Shared Voting Power
      Owned by          0
      Each
      Report-     (9)   Sole Dispositive Power
         ing            3,000,000
      Person
      With        (10)  Shared Dispositive Power
                        0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      3,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      3.8%

14) Type of Reporting Person (See Instructions)
      CO

CUSIP No. 746228105

1)  Name of Reporting Person
     S. S. or I. R. S. Identification No. of Above Person

      Fletcher L. Byrom

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b) x

3) SEC Use Only

4) Source of Funds (See Instructions)
      OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S.

Number of         (7)   Sole Voting Power
      Shares            100,000
      Bene-
      ficially    (8)   Shared Voting Power
      Owned by          0
      Each
      Report-     (9)   Sole Dispositive Power
         ing            100,000
      Person
      With        (10)  Shared Dispositive Power
                        0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      100,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      0.1%

14) Type of Reporting Person (See Instructions)
      IN

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                               MICASU CORPORATION
                               MICASU ALUMINUM LLC
                                FLETCHER L. BYROM

Item 1.  Security and Issuer

Common Stock
Pure Cycle Corporation
5650 York Street
Commerce City, Colorado 80022

Item 2.  Identity and Background

(a)   MICASU Corporation
(b)   7822 Stage Coach Pass, Carefree, AZ 85377
(c)   Principal Business: Farming, Livestock, Real Property, Investment
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.

(a)   MICASU Aluminum LLC
(b)   7822 Stage Coach Pass, Carefree, AZ 85377
(c)   Principal Business: Aluminum Production
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.

(a) Fletcher L. Byrom (Reporting Person; Officer and Director of MICASU Corporation; Manager and Member of MICASU Aluminum LLC)
(b)   7822 Stage Coach Pass, Carefree, AZ 85377
(c)   Retired
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   Marie M. Byrom (Officer and Director of MICASU Corporation)
(b)   7822 Stage Coach Pass, Carefree, AZ 85377
(c)   Homemaker
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   Fletcher L. Byrom, Jr. (Director of MICASU Corporation)
(b)   S. Mountain Road, Northfield, MA 01360
(c)   Director - Camp Sangamon and Camp Betsy Cox, Pittsford, VT 05763
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   Lorren Smith Byrom (Director of MICASU Corporation)
(b)   S. Mountain Road, Northfield, MA 01360
(c)   Director of Curriculum - Northfield Mt. Hermon Academy, Northfield, MA
01360
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   Carol Byrom Conrad (Director of MICASU Corporation)
(b)   32 Alfred Stone Road, Providence, RI 02906
(c)   Teacher - Providence Country Day School, E. Providence, RI
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   Dennis M. Conrad (Director of MICASU Corporation)
(b)   32 Alfred Stone Road, Providence, RI 02906
(c)   Rhode Island Historical Society, 110 Benevolent Street, Providence, RI
02906
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   Susan Byrom Evans (Director of MICASU Corporation)
(b)   1193 Paramore Drive, Virginia Beach, VA 23454
(c)   Homemaker
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   Robert D. Evans (Director of MICASU Corporation)
(b)   1193 Paramore Drive, Virginia Beach, VA 23454
(c) Commander, Chaplain Corps, U.S.N., 1193 Paramore Drive, Virginia Beach, VA 23454
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On June 19, 1995, MICASU Corporation acquired 7,000,000 options to purchase Pure Cycle Corporation common stock. Options were acquired by gift from Fletcher L. Byrom. Original Schedule 13D reporting acquisition was filed July 6, 1995.

On February 22, 1996, MICASU Corporation gifted 3,000,000 of such options to MICASU Aluminum LLC, an Arizona limited liability company. Exercise of options (if such ever occurs) will be made with working capital.

Item 4.  Purpose of Transaction

MICASU Corporation originally acquired options by gift from previous holder; MICASU Aluminum LLC acquired options by gift from MICASU Corporation; both own options solely for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a) MICASU Corporation is the beneficial owner of 4,000,000 shares of common stock of the issuer (by way of currently exercisable stock options), or 5.1%. MICASU Aluminum LLC is the beneficial owner of 3,000,000 shares of common stock of the issuer (by way of currently exercisable stock options), or 3.8%. Mr. Fletcher Byrom is the beneficial (direct) owner of 100,000 shares of common stock of the issuer, or 0.1%.

(b) Each reporting person has sole power to vote and dispose of the shares of common stock of the issuer beneficially owned by it or him.

(c) No transactions in class of securities reported on were effected in the last sixty days by the reporting person other than the transfer reported herein.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Fletcher L. Byrom is the controlling shareholder in MICASU Corporation and is the Manager of MICASU Aluminum LLC, with authority to make decisions with respect to its securities holdings.

Item 7.  Material to be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MICASU Corporation
2/28/96
Date                                      By: /s/ Fletcher L. Byrom
                                          Fletcher L. Byrom, President and CEO

                                          MICASU Aluminum LLC
2/28/96
Date                                      By: /s/ Fletcher L. Byrom
                                          Fletcher L. Byrom, Manager

2/28/96
Date                                      By: /s/ Fletcher L. Byrom
                                          Fletcher L. Byrom, Individually